UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

J. Alexander’s Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

46609J 106
(CUSIP Number)

Timothy T. Janszen Chief Executive Officer Newport Global Advisors LP 21 Waterway Avenue, Suite 150 The Woodlands, Texas 77380 713.559.7400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Explanatory Note:  This Amendment No. 2 (“Amendment”) to the beneficial ownership report on Schedule 13D filed on October 7, 2015 (“Schedule 13D”) amends and supplements certain information set forth in the Schedule 13D. The Schedule 13D has previously been amended by Amendment No. 1 (January 7, 2016). References herein to the Schedule 13D describe the initial filing as so amended. The Schedule 13D relates to shares of common stock of J. Alexander’s Holdings, Inc., a Tennessee corporation (the “Issuer”), beneficially owned by the reporting persons identified in the Schedule 13D. Except as set forth herein, this Amendment does not modify any information previously set forth in the Schedule 13D. Capitalized terms used herein and not defined have the meanings assigned thereto in the Schedule 13D. The purpose of this Amendment is to disclose certain recent developments identified in Item 4 and Item 6 and to file an additional document as an exhibit pursuant to Item 7.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended to add the following disclosure before the final paragraph of such Item:

On July 2, 2021, Newport Global Opportunities Fund I-A, LP (“Newport Global”) entered into a Voting Agreement (the “Voting Agreement”) with SPB Hospitality LLC, a Delaware limited liability company (“Parent”) and Titan Merger Sub, Inc., a Tennessee corporation and an indirect, wholly-owned subsidiary of Parent (“Merger Sub”), in connection with that certain Agreement and Plan of Merger (the “Merger Agreement”), dated July 2, 2021, by and among the Issuer, Parent and Merger Sub, pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, upon the effective time of the Merger, each share of the Issuer will be converted into the right to receive an amount in cash equal to $14.00 per share (the “Merger Consideration”). Pursuant to the Voting Agreement, Newport Global has agreed, among other things, to vote its shares in favor of the Merger and to certain transfer restrictions, subject to certain exceptions.

The Voting Agreement will terminate upon the earliest to occur of (a) the closing of the Merger, (b) the termination of the Merger Agreement in accordance with its terms, (c) the completion of the Company Shareholders Meeting (as defined in the Merger Agreement) and the inspectors’ certification of the voting results thereat, (d) a Recommendation Withdrawal (as defined in the Merger Agreement) made in accordance with the terms of the Merger Agreement, (e) any amendment to or waiver under the Merger Agreement that (i) decreases or changes the form of consideration to be received by the Issuer’s shareholders, (ii) extends the Termination Date (as defined in the Merger Agreement), (iii) imposes any additional conditions or obligations reasonably expected to prevent or impede the consummation of the Merger, (iv) affects, in a manner adverse to Newport Global, any of the material terms in Article I (The Merger; Certain Related Matters), Section 5.2 (No Solicitation), Article VI (Conditions) or Article VII (Termination) of the Merger Agreement, or the defined terms used in such Sections or Articles of the Merger Agreement or (v) is otherwise materially adverse to Newport Global, and (f) written notice of termination by Parent to Newport Global.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference. In addition, reference is made to the Merger Agreement, which is attached as Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on July 6, 2021.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the disclosure set forth in Item 4 of this Amendment No. 1 before the final paragraph of such Item.

The final paragraph of Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Otherwise, there currently are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

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Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description of Exhibit

99.1	Voting Agreement, dated July 2, 2021

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 7, 2021

NEWPORT GLOBAL OPPORTUNITIES FUND I-A LP

By:	Newport Global Advisors LP,
its Investment Advisor

By:	Newport Global Advisors LLC,
its General Partner

	By:	/s/ Timothy T. Janszen
	Name:	Timothy T. Janszen
	Title:	Chief Executive Officer

By:	/s/ Timothy T. Janszen
Name:	Timothy T. Janszen
Title:	Chief Executive Officer